

September 14, 2012

By Facsimile to 312-516-3273

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


Re: First Trust MLP and Income Fund (the "Fund")
        File Nos. 811-22738, 333-183396


Dear Mr. Draney:

We have reviewed the registration statement on Form N-2 filed August 17, 2012 with the Commission on behalf of the Fund with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.


Prospectus


Cover Page

1. In the *Investment Strategy*, in the 4th line, there is a reference to "related public entities in the energy sector". Please clarify what these are.

2. Also in the *Investment Strategy* section, it states that:

   > Under normal market conditions, the Fund will invest at least 85% of its Managed Assets (as defined below) in *securities* of energy companies and energy sector MLPs and energy sector MLP-related entities and will invest at least 65% of its Managed Assets in equity securities of such MLPs and MLP-related entities.

   Consistent with the requirements under rule 35d-1 of the Investment Company Act of 1940 (the "1940 Act"), please:

   i.   Clarify what types of "securities" are included within the 85% basket of the Fund's Managed Assets (*e.g.*, it states that 65% of the Fund's Managed Assets will be invested in "equity securities").

ii.   Explain to us how subordinated units in MLPs are treated for purposes of the 65% test.

iii.   Clarify, where appropriate, that with respect to convertible securities, only those securities that are in the money and immediately convertible into equity securities are treated as "equity securities."

iv.   Explain separately how the 85% of "Managed Assets" in "energy companies and energy sector MLPs and energy sector MLP-related entities" comports with the requirement to invest at least 80% of net assets plus borrowings for investment purposes in MLPs and income producing securities. In doing so, please clarify how the Fund defines "energy company", "energy sector MLPs", and "energy sector MLP-related entities".

v.   Disclose specifically that the 85% of Managed Assets includes assets obtained through leverage (as is done in the first non-fundamental policy listed on page 2 of the SAI).

vi.   Disclose, if appropriate, that a significant portion of the Fund's assets will be invested in issuers in, or otherwise related to, the Canadian energy sector.

3.   In addition, in the *Investment Strategy* section, in the discussion of the 65% limitation, immediately following "such" and preceding "MLPs and MLP-related entities, please insert "securities of energy companies".

4.   Finally in the *Investment Strategy* section, please disclose that the Fund currently expects to write covered call options on up to 35% of its Managed Assets.

5.   In *Distributions*, in the penultimate line, immediately following "[t]here is no assurance the Fund will", please insert the phrase "make this distribution or".

Prospectus Summary

6.   On page 1, in *Investment Philosophy and Process*, it is unclear which securities are included in the defined term "Canadian Income Equities". Are high-dividend paying MLPs and MLP-related entities included in the term? Please revise this sentence to clarify.

7.   On page 2, in *Investment Philosophy and Process*, in the eighth line from the bottom of the paragraph, there is a reference to "wasting assets". Please explain what these are in plain English. Also, in the following and last sentence of this section, there is reference to an "asset class". Please disclose specifically which asset class this is referring to.

8.   On page 2, in *Investment Objective and Policies*, with respect to the discussion of the Fund's non-fundamental investment restrictions, we have the following comments:

      i.   In the first bullet, it states that the Fund will invest in unregistered or otherwise restricted securities. Please explain how the Fund defines "restricted securities" for purposes of this limitation.

     ii.   In the last bullet, it states that the "Fund may invest up to 30% of its Managed Assets in non-U.S. securities." Please disclose how the Fund defines "non-U.S. securities."

   iii.   Please also disclose in this section that these policies may be changed without a shareholder vote.

9. On page 3, in *Distributions,* in the second sentence of the first paragraph, there is a reference to "I-Shares". Please describe what an I-Share is as it is used here.

10. On page 5, the last sentence of the section *Hedging and Strategic Transactions*, refers to "the Fund's policy to invest 85% of its Managed Assets in securities of MLPs, MLP-related entities and energy companies." However, on the cover page, the Fund's policy is stated as investing "85% of its Managed Assets…in securities of energy companies and energy sector MLPs and energy sector MLP-related entities". Please revise the disclosure regarding the 85% policy so it is consistent throughout the registration statement.

11. On page 7, in *Leverage* Program, in the first sentence, it states that "the Fund currently intends to use leverage through borrowings *and/or through the issuance of commercial paper*, notes or preferred shares in an aggregate amount of approximately 25% to 30% of the Fund's managed assets." There is no mention of the issuance of commercial paper in other sections of the prospectus. Please add disclosure describing the issuance of commercial paper elsewhere, as appropriate, in the prospectus.

12. On page 11, in *Special Risk Considerations*, *Supply and Demand Risk*, please define the term "NGLs" as this is the first time in the registration statement that this term appears.

13. On page 15, in *Non-U.S. Securities Risk*, in the third line from the bottom, please replace "our" with "the Fund's".

14. Beginning at the bottom of page 16, and continuing on to page 17, in *Leverage Risk*, please delete the phrase "[a]lthough the use of leverage by the Fund may create an opportunity for increased return for the Common Shares", as this is not a risk.

15. On page 16, the section *Special Risk Considerations* includes a discussion of the risks associated with MLP I-shares and PIPE transactions. If these are principal investments of the Fund, please disclose so in the summary section of the prospectus. If they are not principal investments, please discuss these risks in the SAI rather than in this section.

16. Also on page 16, in *Special Risk Considerations, Leverage Risk*, it states that "[p]ursuant to the provisions of the 1940 Act, the Fund may borrow an amount up to 33-1/3% of its Managed Assets." Please explain to us how the use of "Managed Assets" within this sentence is consistent with the requirements under section 18(a) of the 1940 Act.

17. On page 17, also in *Leverage Risk*, the last sentence of this section states that "[the Fund may continue to use leverage if the benefits to the Fund's shareholders of maintaining the leveraged position *are believed* to outweigh any current reduced return." "[A]re believed" by whom? Please clarify.

18. On page 20, in *Special Risk Considerations, Non-Diversification*, it states that "[a]ccordingly, there are no regulatory requirements under the 1940 Act or the Code on the minimum number or size of securities held by the Fund." However, there are size restrictions under the 1940 Act that the Fund is still subject to (*e.g.*, section 12(d) restrictions). Please revise this disclosure to reflect this fact (*e.g.*, this disclosure may represent that the Fund is not subject to any *diversification-specific* regulatory requirements, but other size requirements still apply).

Summary of Fund Expenses

19. On page 22, in the *Summary of Fund Expenses* table, the last line *Total Annual Expenses*, should be aligned with the rest of the table. Please remove the indent.

The Fund's Investments

20. On page 23, in *Investment Objective and Policies*, in the second line of the second paragraph, please replace the phrase "Common Shareholder approval" with "the approval of the holders of a 'majority of the outstanding' common shares" and revise the remainder of the paragraph as necessary.

21. On page 24, in *Investment Philosophy and Process*, *Capital Discipline*, in the second sentence of the second paragraph, please replace the phrase "have punished the share prices of MLPs" with "have sold shares", or other language as appropriate, to state this point clearly and in plain English.

22. On page 26, in *Portfolio Composition. MLP Common Units*, please define the term MQD, as this is the first time this term appears in the registration statement.

Leverage Program

23. In the third full paragraph on page 29, in *Leverage Program*, in the first sentence, please replace "Fund's Managed Assets" with "total assets" the first time it is used in this sentence in order to correctly state the requirement under the 1940 Act.

24. In the same paragraph on page 29, in the third sentence from the paragraph's end, it states that "[p]rohibitions on dividends and other distributions on the Common Shares could impair the Fund's ability to qualify as a regulated investment company under the Code." However, it is stated earlier that the Fund doesn't qualify as a regulated investment company under the Code. Please revise this sentence accordingly.

Management of the Fund

25. On page 43, in *Investment Management Agreement*, please include, as required in Item 9.b.4 of Form N-2, a statement adjacent to the disclosure concerning the Advisor's compensation, noting that a discussion regarding the basis for the board of directors approving the investment management agreement will be available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Statement of Additional Information

26. On page 1, in *Investment Objective*, it states that "the Fund believes that a portion of *its income* may be tax deferred, thereby increasing cash available for distribution by the Fund to its shareholders." Please replace "its income" with "the distributions it receives" or explain to us how "income" can be tax deferred. Please disclose that while current distributions by the Fund that represent a return of capital may not be taxable, future distributions may be taxed to a greater extent since a return on capital reduces a shareholder's basis.

27. On page 3, in *Investment Restrictions, Fundamental Investment Policies*, restriction (2) states that the Fund may not "[b]orrow money, except as permitted by the 1940 Act." Immediately following the list of fundamental investment policies, please state what is permitted under the 1940 Act with respect to borrowing.

28. Disclosure on page 15, in *The Fund's Investments, Margin Borrowing,* states that "the Fund may in the future use margin borrowing of up to 33-1/3% *of total Managed Assets for investment purposes* when the Sub-Advisor believes it will enhance returns". Please explain to us how "total Managed Assets for investment purposes" differs from the defined term "Managed Assets".

29. Disclosure on page 26, in *Other Investment Policies and Techniques, Hedging Strategies*, *General Limitations on Futures and Options Transactions,* in the discussion of the new CFTC rules on the exclusions from the definition of a CPO, states that "[u]pon the effective compliance date of the amended rules, the Advisor intends to either claim an exclusion from the definition of a CPO with respect to the Fund under the amended rules or, if required, register as a CPO with the CFTC". However, other disclosure in the prospectus, on page 18 and in other places, in regard to the new CFTC rule amendments indicates that "the status of these rules is unclear because of litigation against the CFTC

challenging the rules. In the event that the Fund's investments in derivative instruments regulated under the CEA, including futures, swaps and options, exceeds a certain threshold, the Advisor may be required to register as a "commodity pool operator" and/or "commodity trading advisor" with the CFTC." Please reconcile these inconsistencies and explain to us why the Adviser would not have to register as a CPO given these rules and the Fund's anticipated use of derivatives.

30. Disclosure on page 34, in *Other Investment Policies and Techniques, Portfolio Trading and Turnover Rate*, states that "[t]here are no limits on the rate of portfolio turnover." Please disclose here, as you do in the prospectus, that the Fund does not expect portfolio turnover at a rate greater than 20%.

31. In the last paragraph on page 49, in *Sub-Advisor*, please disclose that another reason the Fund may not be able to take advantage of an investment opportunity is due to the prohibition on certain joint transactions under section 17(d) of the 1940 Act.

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Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel